BEELAND MANAGEMENT COMPANY, L.L.C.

Sponsor of THE ROGERS FUNDS

January 23, 2007

Mr. Matthew J. Maulbeck

Staff Accountant

United States Securities and

Exchange Commission

100 “F” Street, N.W.

Washington, D.C. 20549

Re:	Rogers International Raw Materials Fund, L.P. (the “Registrant”)
Item 4.01 Form 8-K/A
File No. 000-51836

Dear Mr. Maulbeck:

We thank the Staff for its January 22, 2007 comment letter with respect to the Current Report on Form 8-K filed by the Registrant on January 18, 2007. In connection with the filing of the Registrant’s Amendment No. 1 to its Current Report, filed on the date hereof, the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

By: By:	Beeland Management Company, L.L.C., General Partner /s/ Walter Thomas Price III
Walter Thomas Price III Managing Member

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